



04004392

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49382

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__4 North Drive__
                                (No. and Street)

__Great Neck,__   __New York__   __11021__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Alan Schlesinger__   (516) 466-1001
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Nussbaum Yates & Wolpow, P.C.__
                         (Name – if individual, state last, first, middle name)

__445 Broadhollow Road, Melville, New York__   __11747__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Alan Schlesinger___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Sage Securities Corp.___ , as of ___December 31,___ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MICHAEL L. FALTISCHECK
NOTARY PUBLIC, State of New York
No. 4797915
Qualified in Nassau County
Commission Expires March 30, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SAGE SECURITIES CORP.

**FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT AUDITORS**

YEAR ENDED DECEMBER 31, 2003

NUSSBAUM YATES & WOLPOW, P.C.

Certified Public Accountants   445 BROAD HOLLOW ROAD, MELVILLE, NY 11747
(631) 845-5252   FAX (631) 845-5279

Report of Independent Auditors

To the Officer and Director of
Sage Securities Corp.
Great Neck, New York

We have audited the accompanying statement of financial condition of Sage Securities Corp. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sage Securities Corp. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

NUSSBAUM YATES & WOLPOW, P.C.
Melville, New York
February 9, 2004

-1-

SAGE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$160,692
Due from clearing broker	7,401
Other	9,021
	$177,114

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities, accounts payable and accrued expenses	$ 18,400
Stockholder's equity:	
Common stock, no par, authorized, 200 shares, issued and outstanding 1 share	-
Additional paid-in capital	813,710
Deficit	(654,996)
Total stockholder's equity	158,714
	$177,114

SAGE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

1. **Nature of Business and Significant Accounting Policies**

   Nature of Business

   Sage Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company engages in the business of acting as a securities dealer for fixed income and other securities. The Company is an introducing broker, and accordingly, does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company's customers are primarily related parties.

   Significant Accounting Policies

   Securities Transactions and Commissions

   Securities transactions and commission revenue and expenses are recorded on the trade date basis. The clearing and depository operations for the Company's and customers' securities transactions are provided by a broker pursuant to a clearance agreement.

   Income Taxes

   The Company has elected "S" Corporation treatment for both Federal and State income tax purposes. As such, the Company's stockholder is taxed, individually, on the Company's earnings. Accordingly, there is no provision for Federal income taxes, but the Company remains subject to certain New York State and City taxes.

   Property and Equipment

   Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis using an estimated useful life of three years.

   Cash Equivalents

   For purposes of the financial statements, the Company has defined cash equivalents to include money market funds maintained with banks and broker.

SAGE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEAR ENDED DECEMBER 31, 2003

1. **Nature of Business and Significant Accounting Policies (Continued)**

Significant Accounting Policies (Continued)

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **Financial Instruments**

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values.

Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company may engage in buying and selling securities on behalf of its customers. These activities may expose the Company to off-balance-sheet-credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary as determined by the clearing broker.

2. **Financial Instruments (Continued)**

    Concentrations of Credit Risk

    As of December 31, 2003, the Company had a substantial portion of its assets held by its clearing broker. Also, the Company may engage in various trading and brokerage activities with its clearing broker. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk.

3. **Net Capital Requirements**

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $147,347, which was $47,347 in excess of its required net capital of $100,000. The Company's net capital ratio was .12 to 1.